[ALTERNATIVE TECHNOLOGY RESOURCES, INC. LETTERHEAD]

                                 January 8, 2004

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form S-8 (No. 333-103165)

Dear Sir/Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be granted.

     The withdrawal of the Registration Statement is requested on the grounds that the offer and sale of the 7,000,000 shares of common stock of the Company issuable upon the exercise of options under the Company's 2002 Stock Option Plan (the "Plan") and a stock option agreement is no longer intend, primarily because the options are significantly out-of-the-money and thus have no value. The options have an exercise price between $0.25 and $1.25 per share, but the common stock is now quoted on the Pink Sheets at values substantially less than the exercise price. For example, on December 31, 2003, the closing bid price was $0.04 per share of common stock. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Should you have any questions or comments, please do not hesitate to contact Daniel B. Eng, Esq. of Bartel Eng & Schroder, a Law Corporation, counsel to the Company, at (916) 442-0400.

                                          Very truly yours,

                                          Alternative Technology Resources, Inc.


                                          By: /s/ Mark W. Rieger
                                             -----------------------------------
                                              Mark W. Rieger
                                              Chief Executive Officer